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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           ---------------------------
                               Hungry Minds, Inc.
                                (Name of Issuer)

   Class A Common Stock, $0.001 par value                   445549108
       (Title of class of securities)                     (CUSIP number)

                             Richard S. Rudick, Esq.
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                          New York, New York 10158-0012
                                  212-850-6000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:
                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                  212-310-8000

                               September 21, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

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CUSIP No.                    445549108                                    13D
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------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JOHN WILEY & SONS, INC.
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:  135593032
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [X]
                                                                                                                           (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             New York

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          14,524,314  shares of Class A Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     14,524,314  shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,524,314  shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          98.1%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

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CUSIP No.                    445549108                                    13D
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------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         WILEY HMI HOLDINGS, INC.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON: 13-4188345
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [X]
                                                                                                                           (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               AF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          14,524,314 shares of Class A Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          98.1%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

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CUSIP No.                    445549108                                    13D
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        1           NAME OF REPORTING PERSON:                         HMI INVESTMENT, LIMITED
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON: 98-0356519
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [X]
                                                                                                                           (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               AF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             United Kingdom

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          14,524,314 shares of Class A Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          98.1%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------
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        1           NAME OF REPORTING PERSON:                         HMI INVESTMENT, INC.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON: 13-4187004
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [X]
                                                                                                                           (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               AF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          14,524,314 shares of Class A Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          98.1%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

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------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         HMI ACQUISITION CORP.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON: 13-4187012
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [X]
                                                                                                                           (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               AF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          14,524,314 shares of Class A Common Stock (See
         OWNED BY                                                                  Item 5)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,524,314 shares of Class A Common Stock (See
                                                                                   Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          98.1%
                                                                                                                 (See Item 5)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------
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                                       6
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         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D
amends and supplements the Statement on Schedule 13D (the "Schedule 13D")
originally filed on August 20, 2001 by HMI Acquisition Corp., a Delaware
Corporation ("Purchaser") and indirect wholly owned subsidiary of John Wiley &
Sons, Inc., a New York Corporation ("Wiley"), relating to the offer by Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value
$0.001 per share (the "Shares"), of Hungry Minds, Inc., a Delaware Corporation
(the "Company"), at a purchase price of $6.09 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2001, filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used but not defined in this Final Amendment shall have the meaning assigned to them in the Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         This statement is filed by Wiley, for and on behalf of itself, Wiley HMI Holdings, Inc., HMI Investment, Limited, HMI Investment, Inc. and HMI Acquisition Corp. (together, the "Reporting Persons"). The following structure has been implemented: Purchaser is wholly owned by HMI Investment, Inc. a Delaware corporation. All of the common equity of HMI Investment, Inc. is owned by Wiley HMI Holdings, Inc., a Delaware corporation, and all of the preferred equity is owned by HMI Investment, Limited, a U.K. corporation. All of the common equity of HMI Investment, Limited is owned by Wiley HMI Holdings, Inc. Wiley HMI Holdings, Inc. is a wholly owned subsidiary of Wiley.

         Wiley was founded in 1807, and is a worldwide developer, publisher, and seller of content and services in print and electronic media. Its core businesses include scientific, technical, and medical journals, encyclopedias, books, and online products and services; professional and consumer books and subscription services; and educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. Wiley's common stock is listed on the New York Stock Exchange under the symbols JWa and JWb. Its principal executive offices are at 605 Third Avenue, New York, New York 10158-0012.

         HMI Acquisition Corp. was incorporated on August 10, 2001, for the sole purpose of making the Offer and thereafter merging with and into the Company pursuant to the Merger Agreement.

         (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of Wiley, Wiley HMI Holdings,

Inc., HMI Investment, Limited, HMI Investment, Inc. and HMI Acquisition Corp, see Schedules I, II, III, IV and V attached hereto, respectively.

         (d) and (e) During the last five years none of Wiley, Wiley HMI Holdings, Inc., HMI Investment, Limited, HMI Investment, Inc. and HMI Acquisition Corp. nor, to the best of their knowledge, any person identified in Schedules I, II, III, IV and V has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         HMI Acquisition Corp. intends to purchase all 14,806,957 outstanding Shares pursuant to the Offer and the Merger, including the 14,524,314 Shares that are the subject of this report. Wiley estimates the total amount of funds required to acquire all such Shares pursuant to the Offer and the Merger will be approximately $90,000,000, not including an additional $92,500,000 that Wiley will lend to the Company to enable the Company to repay that amount of its existing funded debt.

         On September 21, 2001, Wiley, the lenders from time to time or parties thereto, UBS AG, Stamford Branch ("UBS") and UBS Warburg LLC ("UBSW") entered into a $300,000,000 Credit Agreement (the "Credit Agreement"). The Credit Agreement is substantially in accordance with the terms of a Commitment Letter, dated as of September 4, 2001 and filed in Amendment No. 1 to the Schedule TO on September 7, 2001. On September 21, 2001, Wiley borrowed an aggregate of $200,000,000 under the Credit Agreement in order to finance the acquisition of the Company, to repay existing indebtedness of the Company and its subsidiaries, and to pay certain related fees and expenses in connection therewith. An additional $100,000,000, which has not yet been borrowed, is available under the Credit Agreement to provide working capital for Wiley following the acquisition.

ITEM 4. PURPOSE OF TRANSACTION

The response of the Reporting Persons to Item 5(c) of this Amendment is incorporated herein by reference as an addendum to Item 4 of the Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) and (b) Except as set forth in the cover pages and in this
Item 5, neither Wiley, Wiley HMI Holdings, Inc., HMI Investment, Limited, HMI Investment, Inc. and HMI Acquisition Corp., nor any person controlling Wiley, Wiley HMI Holdings, Inc., HMI Investment, Limited, HMI Investment, Inc. and HMI Acquisition Corp. nor, to the best of their knowledge after reasonable inquiry, any person identified on Schedules I, II, III, IV and V hereto, owns beneficially any Shares, except that Peter W. Clifford, who is an executive officer of Wiley, Wiley HMI Holdings, Inc., HMI Investment, Inc. and HMI Acquisition Corp. (see Schedules I, II, IV and V), beneficially owns 6,700 Shares.

                  (b) Wiley, Wiley HMI Holdings, Inc., HMI Investment, Limited, HMI Investment, Inc. and HMI Acquisition Corp. have the shared power to vote or to direct the vote and to dispose or to direct the disposition, of all Shares.

                  (c) Except for the execution and delivery of the Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company and the Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company, and except as set forth in the next paragraph, no transactions in Shares were effected by Wiley, Wiley HMI Holdings, Inc., HMI Investment, Limited, HMI Investment, Inc. or HMI Acquisition Corp. during the 60 days prior to the date hereof.

                  On September 21, 2001, Wiley accepted for payment 14,524,314 Shares validly tendered and not withdrawn prior to the expiration of the tender offer, representing in the aggregate approximately 98.1% of all outstanding Shares. The Shares accepted for payment include the 11,161,949 Shares tendered by International Data Group, Inc. and IDG Enterprises, Inc. pursuant to the Voting and Tender Agreement.

                  Wiley will acquire control of Hungry Minds by virtue of its purchase of tendered shares. Wiley intends to complete a "short form" second-step cash merger at $6.09 net per share as soon as practicable, pursuant to which Purchaser will acquire the remaining outstanding Shares, with each Share to be converted into the right to receive $6.09 in cash, without interest, the same consideration paid for the Shares in the tender offer, subject to dissenters' rights. Upon completion of the merger, Purchaser will be merged with and into the Company and the survivor will become an indirect wholly owned subsidiary of Wiley.

                  (d) Inapplicable.

                  (e) Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response of the Reporting Persons to Item 5(c) of this Amendment is incorporated herein by reference as an addendum to Item 6 of the Schedule 13D.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, HMI Acquisition Corp. and the Company (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Wiley and HMI Acquisition Corp. on August 20, 2001).

Exhibit 2 Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, HMI Acquisition Corp. and IDG (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Wiley and HMI Acquisition Corp. on August 20, 2001).

Exhibit 3 Confidentiality Agreement, dated as of May 29, 2001, between Wiley and the Company (incorporated by reference to Exhibit
                  (e)(3) to the Schedule 14D-9 filed by the Company on August 20, 2001).

Exhibit 4 Joint Filing Agreement, dated as of August 20, by and among Wiley and HMI Acquisition Corp. to file this Statement on
                  Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the Class A Common Stock, par value $0.001 per share, of Hungry Minds, Inc. (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Company on August 21, 2001).

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2001


                  JOHN WILEY & SONS, INC.


                  By:     /s/ Richard S. Rudick
                          -------------------------------------------------
                          Name: Richard S. Rudick
                          Title: Senior Vice President and General Counsel

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                        Filed by John Wiley & Sons, Inc.

                             JOHN WILEY & SONS, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Wiley. The business address of each director and executive officer employed by Wiley is 605 Third Avenue, New York, New York 10158-0012. All other business addresses are indicated below. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.

                                Present Principal Occupation or Employment;
Name                          Material Positions Held During Past Five years
----                          ----------------------------------------------
Warren J. Baker..........     Warren J. Baker, a director since 1993, has been
                              President of California Polytechnic State
                              University since 1979 and was a Member of the National Science Board from 1985 to 1994. He was a
                              Regent of the American Architectural Foundation from 1995 to 1998, and was Chair of the Board of Directors of the ASCE Civil Engineering Research
                              Foundation from 1989 to 1991. He is a Fellow of the American Society of Civil Engineers; a Member of the Board of Directors of the California
                              Council on Science and Technology; and Co-Chair of the California Joint Policy Council on Agriculture and Higher Education.

H. Allen Fernald.........     H. Allen Fernald, a director since 1979, is
                              President and Chief Executive Officer of Down East
                              Enterprise, Inc., and Performance Media LLP, both of which are magazine and book publishers. He is a member and past Chair of the University of Maine
                              President's Council, and Vice Chair of the Board of Visitors; a Director of United Publishing,
                              Inc.; Sun Journal Publishing, Inc.; Foreside
                              Company, Inc.; and University of Maine Press.

Larry Franklin............    Larry Franklin, a director since 1994, became
                              Chairman, Chief Executive Officer and Director of
                              Harte-Hanks, Inc., an international direct marketing company, on May 5, 1999. Previously, he was President, Chief Executive Officer and
                              Director. He is on the Board of the Southwest
                              Foundation for Biomedical Research.

John L. Marion, Jr.......     John L. Marion, Jr., a director since 1999, is an
                              investment advisor with McVeigh & Co., an investment consulting company, and has been associated with various members of the Bass family of Fort Worth, Texas since 1990.

Henry A. McKinnell.....       Henry A. McKinnell, a director since 1996, has
                              been Chairman and Chief Executive Officer of
                              Pfizer, Inc., a research-based pharmaceutical firm, since May 2001. He previously served as President and Chief Executive Officer of Pfizer from January to April 2001, and was President of PPG Pfizer's global pharmaceutical business, since
                              January 1996. He is a Director of Pfizer, Inc.;
                              Moody's Corporation; the Business Roundtable; the
                              Trilateral Commission; and the Stanford University
                              Graduate School of Business Advisory Council. He is Chairman of the Pharmaceutical Research and Manufacturers of America, and Chairman Emeritus of the Business-Higher Education Forum. He is also a Trustee of the New York Police Foundation, the New
                              York Public Library, and the Economic Club of New
                              York.

William J. Pesce.........     William J. Pesce has been President and Chief
                              Executive Officer and a director since May 1, 1998. He was previously Chief Operating Officer since May 1997; Executive Vice President,
                              Educational and International Group since February
                              1996; and Vice President, Educational Publishing since September 1989. He is a Member of the Board of Overseers of The Stern School of Business at
                              New York University, and is on the Board of Directors of the Association of American
                              Publishers.

Naomi Seligman.........       Naomi O. Seligman, a director since 2000, is a
                              senior partner and co-founder of Cassius Advisors, a management consulting firm, since 1999.
                              Previously, she was a co-founder and senior partner of The Research Board, an information technology research group from 1975 to 1999. She is a member of the Board of Directors of Asera, Inc.; The Dun & Bradstreet Corporation; Exodus
                              Communications, Inc.; Martha Stewart Living
                              Omnimedia, Inc.; Oblix, Inc.; Sun Microsystems,
                              Inc. and Chemdex Ventro Corporation. She is also a trustee of the Boston Museum of Science and a member of the Committee of 200.

William R. Sutherland...      William R. Sutherland, a director since 1987,
                              retired as a Vice President of Sun Microsystems, Inc., a manufacturer of network and computing equipment, in August 2000. He was the Director of Sun Microsystems Laboratories from July 1993 to
                              October 1998. He was previously Deputy Director since March 1991, and was Vice President and Treasurer, Sutherland Sproull & Associates, Inc., an information and technology consulting firm. He is a partner in Advanced Technology Ventures, a venture capital firm, and a former Director of Newmarket Venture Capital, PLC.

Bradford Wiley II........     Bradford Wiley II, a director since 1979, has been
                              Chairman of the Board since January 1993, and was an editor in Higher Education from 1989 to 1998.
                              He was previously a newspaper journalist, viticulturist and winery manager.

Peter B. Wiley............    Peter B. Wiley, a director since 1984, is an
                              author and journalist. He is a Member of the Board of the Friends and Foundation of the San Francisco
                              Public Library, and a member of the Boards of the Data Center and Schoolwise Press.

Ellis E. Cousens.........     Ellis E. Cousens has been Executive Vice President
                              and Chief Financial and Operations Officer since
                              March 2001 and is a director of John Wiley & Sons
                              International Rights, Inc., Wiley Subscription
                              Services, Inc., Wiley Publishing Services, Inc.,
                              Wiley Foreign Sales Corporation, Wiley-Liss, Inc.,
                              Clinical Psychology Publishing Company, Inc.,
                              Trans-editions , Inc., Wiley Interscience, Inc.
                              and WWL, Inc. He was previously Senior Vice
                              President, Chief Financial Officer of Bookspan, a
                              Bertelsman AG joint venture, from March 2000; Vice
                              President, Finance and Strategic Planning of
                              Bertelsman AG from March 1999; Vice President,
                              Chief Financial Officer of BOL.com, a subsidiary of Bertelsman AG, from August 1998; Vice
                              President, Financial Planning and Analysis of
                              Reader's Digest Association, Inc. from May 1997;
                              and Director Financial Planning and Analysis of
                              Reader's Digest Association, Inc. from May 1996)

Stephen A. Kippur......       Steven A. Kippur has been Executive Vice President
                              and President, Professional/Trade Publishing since
                              July 1998, and he previously served as Executive
                              Vice President and Group President, Professional,
                              Reference & Trade; Senior Vice President,
                              Professional, Reference & Trade Publishing Group.

William J. Arlington....      William J. Arlington has been Senior Vice
                              President, Human Resources since June 1996, and he previously served as Vice President, Human
                              Resources.

Peter W. Clifford........     Peter W. Clifford has been Senior Vice President,
                              Finance, Corporate Controller and Chief Accounting
                              Officer since June 1996, and he previously served as Vice President, Finance and Controller.

Timothy B. King.........      Timothy B. King has been Senior Vice President,
                              Planning and Development since June 1996 and he previously served as Vice President, Planning and Development.

Richard S. Rudick.......      Richard S. Rudick has been General Counsel since
                              1978 and Senior Vice President since 1989, and he previously served as Vice President and Corporate
                              Secretary.

Deborah E. Wiley.......       Deborah E. Wiley has been Senior Vice President,
                              Corporate Communications since June 1996, and she served as Vice President and Director of Corporate
                              Communications, and a Director of the Company until September 1998.

Josephine A. Bacchi.....      Josephine A. Bacchi has been Corporate Secretary
                              since 1992, and she previously served as Assistant
                              Secretary and Executive Assistant to the Chairman.

Walter J. Conklin........     Walter J. Conklin has been Treasurer since 1988,
                              and he previously served as Corporate Controller.

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                        Filed by John Wiley & Sons, Inc.

                            WILEY HMI HOLDINGS, INC.


                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Wiley HMI Holdings, Inc. The business address of each director and executive officer employed by Wiley HMI Holdings, Inc. is 605 Third Avenue, New York, New York 10158-0012. All other business addresses are indicated below. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.


                                Present Principal Occupation or Employment;
Name                           Material Positions Held During Past Five years
----                           ----------------------------------------------
Timothy B. King..........      Timothy B. King is President of Wiley HMI
                               Holdings, Inc. Same material occupations as above in Schedule I.

Richard S. Rudick........      Richard S. Rudick is Secretary of Wiley HMI
                               Holdings, Inc. Same material occupations as above in Schedule.

Peter W. Clifford.........     Peter W. Clifford is the sole director and
                               Vice President of Wiley HMI Holdings, Inc.
                               Same material occupations as above in
                               Schedule I.

Josephine A Bacchi.......      Josephine Bacchi is Corporate Secretary of
                               Wiley HMI Holdings, Inc. Same material
                               occupations as above in Schedule I.

                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                        Filed by John Wiley & Sons, Inc.

                             HMI INVESTMENT, LIMITED

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMI Investment, Limited. The business address of each director and executive officer employed by HMI Investment, Limited is Baffins Lane, Chichester, West Sussex, PO 191 UD, United Kingdom. All executive officers and directors are citizens of the United Kingdom, except for Ellis E. Cousens, who is a citizen of the United States.

                                 Present Principal Occupation or Employment;
Name                            Material Positions Held During Past Five years
----                            ----------------------------------------------

Helen Julia Bailey...........   Helen Julia Bailey is a director of HMI
                                Investment, Limited and has been Production
                                Director of John Wiley & Sons, Ltd. since
                                October 1997.

Ellis E. Cousens.............   Ellis E. Cousins is a director and Chairman of
                                HMI Investment, Limited. Same material
                                occupations as above in Schedule I.

Ernest Frederick Kirkwood...    Ernest Frederick Kirkwood is a director of HMI
                                Investment, Limited and has been E-Business
                                Development Director of John Wiley & Sons, Ltd.
                                since May 2000.

Cifford Morgan..............    Clifford Morgan is a director of HMI Investment,
                                Limited and has been Planning and Development
                                Director of John Wiley & Sons, Ltd. since June
                                2001.

C.J. Dicks..................    C.J. Dicks is Secretary of HMI Investment,
                                Limited. Mr. Dicks served as Financial Director and Secretary of John Wiley & Sons, Ltd. since
                                1991 and Chief Financial and Operational Officer since May 2001 and as Vice President, Wiley
                                Europe since 1996. Mr. Dicks is also a director and Secretary of Wiley Europe, Ltd., Wiley
                                Heyden Ltd., Wiley Distribution Services, Ltd.,
                                Capstone Publishing Ltd. and InPharm-internet
                                Services Ltd.

                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

                        Filed by John Wiley & Sons, Inc.

                              HMI INVESTMENT, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMI Investment, Inc. The business address of each director and executive officer employed by HMI Investment, Inc. is 605 Third Avenue, New York, New York 10158-0012. All other business addresses are indicated below. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.


                                  Present Principal Occupation or Employment;
Name                            Material Positions Held During Past Five years
----                            ----------------------------------------------
Timothy B. King..............   Timothy B. King is President of HMI Investment,
                                Inc. Same material occupations as above in Schedules I and II.

Richard S. Rudick............   Richard S. Rudick is Secretary of HMI
                                Investment, Inc. Same material occupations as above in Schedules I and II.

Peter W. Clifford.............. Peter W. Clifford is the sole director and Vice
                                President and Treasurer of HMI Investment, Inc. Same material occupations as above in Schedules I and II.

Josephine A Bacchi...........   Josephine Bacchi is Assistant Secretary of HMI
                                Investment, Inc. Same material occupations as above in Schedules I and II.

                           SCHEDULE V TO SCHEDULE 13D
                           --------------------------

                        Filed by John Wiley & Sons, Inc.

                              HMI ACQUISITION CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMI Acquisition Corp.. The business address of each director and executive officer employed by HMI Acquisition Corp. is 605 Third Avenue, New York, New York 10158-0012. All other business addresses are indicated below. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.


                                  Present Principal Occupation or Employment;
Name                            Material Positions Held During Past Five years
----                            ----------------------------------------------
Timothy B. King............     Timothy B. King is President of HMI Acquisition
                                Corp. Same material occupations as above in Schedules I, II and IV.

Richard S. Rudick............   Richard S. Rudick is Secretary of HMI
                                Acquisition Corp. Same material occupations as above in Schedules I, II and IV.

Peter W. Clifford.............  Peter W. Clifford is the sole director and Vice
                                President and Treasurer of HMI Acquisition Corp. Same material occupations as above in Schedules I, II and IV.

Josephine A Bacchi.........     Josephine A. Bacchi is Assistant Secretary of
                                HMI Acquisition Corp. Same material occupations as above in Schedules I, II and IV.